FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                  25 June 2007


                                File no. 0-17630


                          Notice of Trading Statement




                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Notice of Trading Statement







                                  NEWS  RELEASE


                                                                    25 June 2007



    CRH plc BRINGS FORWARD INTERIM TRADING UPDATE STATEMENT TO COINCIDE WITH
                           EUROBOND MARKETING EFFORT

CRH's Interim Trading Update Statement, which was originally scheduled for release on Thursday 5 July, is being brought forward to Monday 2 July in order to coincide with commencement of the marketing effort for CRH's debut Eurobond debt issue. The trading update will be issued concurrently with CRH's regular half yearly development strategy update which will include details of bolt-on acquisitions completed during the six months ending 30 June 2007.

CRH will host an analysts' conference call at 8:00 a.m. BST on 2 July 2007 to discuss the updates. To register in advance for the conference call please log on to:

https://eventreg2.conferencing.com/inv/reg.html?Acc=4111173000&Conf=178342 where you will be allocated a conference call number, participant user pin, conference pin and instructions on how to join the call. Alternatively the dial-in number is +44 20 7162 0125.

A recording of this conference call will be available from 10:00 a.m. BST on 2 July 2007 by dialling +44 20 7031 4064. The security code for the replay will be 756441.

CRH's interim results for the period ending 30 June 2007 will be issued on Tuesday 28 August 2007.

                                 -------------

            CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland

                  TELEPHONE +353.1.4041000 FAX +353.1.4041007
                    E-MAIL mail@crh.com WEBSITE www.crh.com

                   Registered Office, 42 Fitzwilliam Square,
                              Dublin 2, Ireland







                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 25 June 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director